UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                          Delaware Otsego Corporation
                    ----------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.125 Per Share
                    ----------------------------------------
                         (Title of Class of Securities)

                                  246244 10 7
                                 (CUSIP Number)

                              James C. Bishop, Jr.
                            Three Commercial Place
                         Norfolk, Virginia 23510-9240
                           Telephone (757) 629-2600
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                August 8, 1997
                             --------------------
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )


                                 Schedule 13D

  CUSIP No. 246244 10 7
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 (1)   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Norfolk Southern Corporation            52-1188014
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 (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                  (a) ( )
                                                                  (b) (X)
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 (3)   SEC USE ONLY

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 (4)   SOURCE OF FUNDS

       00
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 (5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or                             ( )
       2(e)
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 (6)   CITIZENSHIP OR PLACE OF ORGANIZATION

       Commonwealth of Virginia
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                              (7)   SOLE VOTING POWER

                                    0
                            -------------------------------------------------
                              (8)   SHARED VOTING POWER

 NUMBER OF SHARES                   0
 BENEFICIALLY OWNED         -------------------------------------------------
     BY EACH                  (9)   SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH

                                    0
                            -------------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER

                                    0
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 (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
       REPORTING PERSON

       384,181.6(1)
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 (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                                                         ( )
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 (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       20.9%
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 (14)  TYPE OF REPORTING PERSON

       CO
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(1)  Only to the extent that Norfolk Southern Corporation might or could, by reason of the Letter of Offer attached as Exhibit 1 hereto, be deemed to be part of a group under Rule 13d-5(b)(1) of the rules promulgated under the Securities and Exchange Act of 1934, as amended, and thereby for the purposes of Section 13(d) of such Act be deemed beneficially to own the 110,250 shares of Delaware Otsego Corporation beneficially owned by CSX Transportation, Inc. and the 273,931.6 shares of Delaware Otsego Corporation beneficially owned by Walter G. Rich.



Item 1.   SECURITY AND ISSUER

     This statement relates to the Common Stock, par value 12 1/2 cents per share ("Common Stock"), of Delaware Otsego Corporation, a New York corporation (the "Issuer"), which has its principal executive offices at 1 Railroad Avenue, Cooperstown, New York 13326.

Item 2.   IDENTITY AND BACKGROUND

     This statement is filed on behalf of Norfolk Southern Corporation, a Virginia corporation ("Norfolk Southern"), which has its principal executive offices at Three Commercial Place, Norfolk, Virginia 23510-2191. Norfolk Southern is a transportation holding company which has various subsidiaries, most of which engage in railroad operations.

     Set forth below are the name, current residence or business address and present principal occupation or employment of each director and executive officer of Norfolk Southern. Unless otherwise indicated each person identified below is employed by Norfolk Southern. The principal address of Norfolk Southern and, unless otherwise indicated below, the current business address for each individual listed below, is Norfolk Southern Corporation, Three Commercial Place, Norfolk, Virginia 23510-2191. Each such person is a citizen of the United States. Directors are identified by an asterisk.

NAME AND PRINCIPAL
     ADDRESS                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

David R. Goode*                 Chairman, President and Chief Executive
                                Officer.

James C. Bishop, Jr.            Executive Vice President-Law.

R. Alan Brogan                  Executive Vice President-Transportation
 P.O. Box 988                   Logistics and President, North American Van
 Fort Wayne, IN 46801-0988      Lines, Inc.

L. I. Prillaman                 Executive Vice President-Marketing.

Stephen C. Tobias               Executive Vice President-Operations.

Henry C. Wolf                   Executive Vice President-Finance.

John F. Corcoran                Senior Vice President-Public Affairs.
 1500 K Street, N.W.,
 Suite 375
 Washington, DC 20005

Paul N. Austin                  Vice President-Personnel.

David A. Cox                    Vice President-Properties.

Thomas L. Finkbiner             Vice President-Intermodal.

Nancy S. Fleischman             Vice President.

Robert C. Fort                  Vice President-Public Relations.

John W. Fox, Jr.                Vice President-Coal Marketing.
 110 Franklin Rd., S.E.
 Roanoke, VA 24042

Thomas J. Golian                Vice President.

James L. Granum                 Vice President-Public Affairs.
 1500 K Street, N.W.
 Suite 375
 Washington, DC 20005

James A. Hixon                  Vice President-Taxation.

Jon L. Manetta                  Vice President-Transportation & Mechanical.

Harold C. Mauney, Jr.           Vice President-Public Affairs.

Donald W. Mayberry              Vice President-Research and Tests.
 110 Franklin Rd., S.E.
 Roanoke, VA 24042

James W. McClellan              Vice President-Strategic Planning.

Kathryn B. McQuade              Vice President-Internal Audit.
 110 Franklin Rd., S.E.
 Roanoke, VA 24042

Charles W. Moorman, IV          Vice President-Information Technology.

Phillip R. Ogden                Vice President-Engineering.
 99 Spring Street, SW
 Atlanta, GA 30303

John P. Rathbone                Vice President and Controller.

William J. Romig                Vice President and Treasurer.

Donald W. Seale                 Vice President-Merchandise Marketing.

Robert S. Spenski               Vice President-Labor Relations.

Rashe W. Stephens, Jr.          Vice President-Quality Management.

William C. Wooldridge           Vice President-Law.

Dezora M. Martin                Corporate Secretary.

Gerald L. Baliles*              Partner, Hunton & Williams.
 Hunton & Williams
 951 E. Byrd St.
 Riverfront Plaza, East
   Tower
 Richmond, VA 23219-4074

Carroll A. Campbell, Jr.*       President and Chief Executive Officer,
 American Council               American Council of Life Insurance.
   of Life Insurance
 1001 Pennsylvania Ave.,
   N.W.
 Washington, D.C. 20004

Gene R. Carter*                 Executive Director, Association for
 Association for Super-
   vision Supervision and
   Curriculum Development.
   and Curriculum Develop-
   ment
 1250 N. Pitt Street
 Alexandria, VA 22314-1403

L. E. Coleman*                  Director.
 7 Trillium Lane
 Eastman Grantham, NH 03753

T. Marshall Hahn, Jr.*          Honorary Chairman of the Board,
 Georgia-Pacific Corporation    Georgia-Pacific Corporation.
 P. O. Box 105605
 Atlanta, GA 30348-5605

Landon Hilliard*                Partner, Brown Brothers Harriman & Co.
 Brown Brothers Harriman
   & Co.
 59 Wall Street
 New York, NY 10005

E. B. Leisenring, Jr.*          Chairman of The Philadelphia
 The Philadelphia               Contributionship.
   Contributionship
 One Tower Bridge, Suite 501
 West Conshohockew, PA 19428

Arnold B. McKinnon*             Director.

Jane Margaret O'Brien*          President, St. Mary's College of Maryland.
 St. Mary's College
   of Maryland
 St. Mary's City, MD 20686

Harold W. Pote*                 Partner, The Beacon Group.
 The Beacon Group
 399 Park Ave., 17th Floor
 New York, NY 10022

     During the past five years, neither Norfolk Southern nor any of its executive officers and directors has been convicted in a criminal proceeding or been a party to a civil proceeding of a type described in part (d) or (e) of Item 2.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Norfolk Southern does not own any shares of the Issuer and includes the shares owned by CSX Transportation, Inc. ("CSXT"), a wholly owned subsidiary of CSX Corporation ("CSX"), and Walter G. Rich, the Chairman and Chief Executive Officer of the Issuer ("Rich"), in this Statement only to the extent that Norfolk Southern might or could, by reason of the matters set forth in Item 4. herein, be deemed to be part of a group under Rule 13d-5(b)(1) of the rules promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), and thereby for the purposes of Section 13(d) of the Act be deemed beneficially to own the shares of Common Stock beneficially owned by CSXT and Rich.

     As disclosed in Item 4. herein, Norfolk Southern, CSX (or their designated affiliates) and Rich have proposed forming a new company "Newco") to offer to purchase all the outstanding shares of Common Stock of the Issuer. The funds to be used in making such proposed purchase will, if such transaction proceeds, be contributed to Newco by Norfolk Southern and CSX, directly or through their designated affiliates, in such amounts that Norfolk Southern's and CSX's respective contributions to Newco (after taking account of CSX's contribution to Newco of CSXT's Common Stock) are equal. Norfolk Southern intends to obtain its portion of such funds from working capital.

Item 4.   PURPOSE OF TRANSACTION

     Norfolk Southern, CSX (or their designated affiliates) and Rich have proposed forming Newco to acquire all the outstanding shares of Common Stock for cash (other than the shares of Common Stock held by CSXT and certain of the shares of Common Stock held by Rich, which will be cancelled). A letter of offer and draft term sheet (collectively, the "Letter of Offer") were provided to the Issuer on Friday, August 8, 1997 containing an offer to such effect. Norfolk Southern has, through representatives, engaged, and expects to continue to engage, in discussions with the Issuer concerning the proposed transaction. The proposed transaction and its principal terms and features are described in the Letter of Offer, which is attached hereto as Exhibit 1, is incorporated herein by reference and by which any summary thereof in this Statement on
Schedule 13D is qualified in its entirety.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Norfolk Southern does not own any shares of the Issuer and includes the shares owned by CSXT and Rich in this Statement only to the extent that Norfolk Southern might or could, by reason of the Letter of Offer, be deemed to be part of a group under Rule 13d-5(b)(1) of the rules promulgated under the Act, and thereby for the purposes of Section 13(d) of the Act be deemed beneficially to own the 110,250 shares of Common Stock beneficially owned by CSXT and the 273,931.6 shares of Common Stock beneficially owned by Rich, which represent in aggregate 20.9% of the outstanding shares of Common Stock. In respect of the other persons who by reason of the Letter of Offer may, together with Norfolk Southern, comprise a group within the meaning of Section 13(d)(3) of the Act, it is Norfolk Southern's understanding that (x) CSXT is the beneficial owner of 110,250 shares of Common Stock, which represent approximately 6.0% of the outstanding shares of Common Stock, and (y) Walter G. Rich is the beneficial owner of 273,931.6 shares of Common Stock, which represent approximately 14.9% of the outstanding shares of Common Stock.

     (b) Norfolk Southern has no power, sole or shared, to vote or direct the vote, or to dispose or direct the disposition, of any shares of Common Stock. It is Norfolk Southern's understanding that Rich has the sole power to vote and dispose of the 273,931.6 shares of Common Stock beneficially owned by him. It is Norfolk Southern's understanding that CSX and CSXT have shared power to vote and dispose of the 110,250 shares of Common Stock beneficially owned by CSXT.

     (c)  None.

     (d)  None.

     (e)  N/A

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In the Letter of Offer, Newco has proposed to enter into an agreement with the Issuer pursuant to which Newco would acquire all of the outstanding shares of Common Stock for cash (other than the shares of Common Stock beneficially owned by CSXT and certain of the shares of Common Stock beneficially owned by Rich, which will be cancelled).

     The proposed transaction is described in more detail in the Letter of Offer, which is attached hereto as Exhibit 1, is incorporated herein by reference and by which any summary thereof in this Statement on Schedule 13D is qualified in its entirety.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1  -   Letter of Offer on behalf of Newco dated August 8,
                    1997.



                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 1997

                                             NORFOLK SOUTHERN CORPORATION

                                             By:  Dezora M. Martin

                                             Name:  Dezora M. Martin

                                             Title: Corporate Secretary



                               EXHIBIT INDEX

Exhibit 1 -    Letter of Offer on behalf of Newco dated August 8, 1997.